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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

JACOBSON STORES INC.

(Name of Issuer)

Common Stock, $1 par value

(Title of Class of Securities)

469834 10 5

(Cusip Number)

July 12, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 469834 10 5

1.	Name of Reporting Person: ROBERT L. ROSENFELD		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 250,510-1/3

		6.	Shared Voting Power: 25,730

		7.	Sole Dispositive Power: 250,510-1/3

		8.	Shared Dispositive Power: 25,730

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 276,240-1/3

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.8%

12.	Type of Reporting Person: IN

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13G

Item 1.
	(a)	Name of Issuer:
Jacobson Stores Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
3333 Sargent Road Jackson, Michigan 49201-8847

Item 2.
	(a)	Name of Person Filing:
Robert L. Rosenfeld
	(b)	Address of Principal Business Office or, if none, Residence:
4535 Fourth Road North Arlington, Virginia 22203-2342
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common Stock, $1 par value
	(e)	CUSIP Number:
469834 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
276,240-1/3 shares
(b) Percent of class:
4.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
250,510-1/3
(ii) Shared power to vote or to direct the vote:
25,730
(iii) Sole power to dispose or to direct the disposition of:
250,510-1/3
(iv) Shared power to dispose or to direct the disposition of:
25,730

Pursuant to Rule 13d-4, the undersigned hereby declares that the filing of this statement shall not be construed as an admission that the undersigned is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the following securities covered by this statement:

11,005 shares held by the undersigned as Trustee of various trusts for the benefit of the issue of David A. Rosenfeld.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The reporting person’s wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 18,418 common shares she owns and shares such power over the 7,312 common shares the reporting person and his wife own jointly. The reporting person’s nieces, as beneficiaries of various trusts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 11,005 common shares held by the reporting person as trustee for their benefit.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

(Inapplicable)

Item 8.	Identification and Classification of Members of the Group.

(Inapplicable)

Item 9.	Notice of Dissolution of Group.

(Inapplicable)

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13G

Item 10.	Certification.

(Inapplicable)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 24, 2003

/s/ Robert L. Rosenfeld
Name:	Robert L. Rosenfeld

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